                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934



                                 PlanetCAD Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                         PCD Investments, LLC (Offeror)
--------------------------------------------------------------------------------
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  72704Y 10 3
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

Eric A. Weissmann                 copy to: Matthew R. Perkins, Esq.
PCD Investments, LLC                       Jacobs Chase Frick Kleinkopf & Kelley
1871 Folsom Street, Suite 106              1050 17th Street, Suite 1500
Boulder, CO 80302                          Denver, CO  80265
303-526-7636                               303-685-4800
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                            Calculation of Filing Fee

                             Transaction valuation*

                                       N/A

                              Amount of filing fee

                                       N/A

         *Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                                Amount Previously Paid:
                                                        ------------------------
                                Form or Registration No.:
                                                          ----------------------
                                Filing Party:
                                              ----------------------------------
                                Date Filed:
                                            ------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 7)

                                 PlanetCAD Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  72704Y 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Eric Weissmann
                              PCD Investments, LLC
                          1871 Folsom Street, Suite 106
                             Boulder, Colorado 80302
                                  303-526-7636
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 2 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          PCD INVESTMENTS, LLC                  I.D. NO. 84-1607522
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          COLORADO, UNITED STATES
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                     1,863,809
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                           0
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                1,863,809
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER                      0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 3 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GARY M. JACOBS
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                             0
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                   1,863,809
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                        0
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER              1,863,809
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 4 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ERIC A. WEISSMANN
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                             0
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                   1,863,809
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                        0
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER              1,863,809
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 5 of 9 Pages
----------------------                                         -----------------

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Amendment No. 7 to the joint statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock") of PlanetCAD Inc. (the "Issuer"), a Delaware corporation with its principal executive offices at 2520 55th Street, Suite 200, Boulder, Colorado 80301.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) PCD Investments, LLC ("PCD Investments") as the direct beneficial owner of the Common Stock, (ii) Gary M. Jacobs ("Jacobs") as a managing director of, and owner of equity interests in, PCD Investments and (iii) Eric A. Weissmann ("Weissmann") as a managing director of, and owner of equity interests in, PCD Investments. Weissmann and Jacobs collectively own 100% of the equity interests of PCD Investments. Jacobs, Weissmann and PCD Investments are collectively referred to as the "Reporting Persons").

         (b) The business address of the Reporting Persons is 1871 Folsom Street, Suite 106, Boulder, Colorado 80302.

         (c) PCD Investments' principal business is participating in investment activities. Jacobs is a managing director of PCD Investments, 1871 Folsom Street, Suite 106, Boulder, Colorado 80302. Weissmann is a managing director and the president of PCD Investments, 1871 Folsom Street, Suite 106, Boulder, Colorado 80302. In addition to these activities, Weissmann and Jacobs also conduct other independent business activities.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) PCD Investments is a Colorado limited liability company. Jacobs and Weissmann are both citizens of the United States of America.

----------------------                                         -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 6 of 9 Pages
----------------------                                         -----------------

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds used in acquiring the shares of Common Stock was working capital of PCD Investments.

ITEM 4.           PURPOSE OF TRANSACTION.

         The primary purpose of PCD Investments' acquisition of shares of Common Stock was as a strategic financial investment. In conjunction with this investment, in January and February of 2002, Jacobs and Weissmann met with certain members of the board of directors of the Issuer to discuss publicly-available information regarding the Issuer, including its products, product development and product strategy. In addition, Jacobs and Weissmann have recently discussed with certain members of the board of directors of the Issuer the conceptual basis for a possible business transaction involving the Issuer.

         On February 21, 2002, PCD Investments presented a letter to the board of directors of the Issuer that advised the board of a potential tender offer by PCD Investments priced at $0.26 per share of Common Stock. This letter (the "Offer Letter") also presented the board with two alternative business transactions each of which would be in lieu of the potential tender offer as set forth in the Offer Letter. A copy of the Offer Letter is attached to this filing as Exhibit 2.

         The first alternative set forth in the Offer Letter is a transaction whereby the Issuer and a privately-held company to be formed by the principals of PCD Investments would merge resulting in stockholders of the Issuer receiving as merger consideration either a payment of $0.30 per share of Common Stock or (for certain electing stockholders) one share of preferred stock in the resulting private entity. The second alternative set forth in the Offer Letter would increase the consideration paid to the stockholders of the Issuer pursuant to a tender offer if the board of directors of the Issuer consents to the transaction and agrees to certain other proposals. Please see the Offer Letter attached as Exhibit 2 for a complete discussion of the terms and conditions of the potential tender offer and the alternatives to a potential tender offer. As set forth in the Offer Letter, either through a negotiated transaction or through a potential tender offer, PCD Investments intends to attempt to gain control of the Issuer. A press release discussing certain aspects of The Offer Letter is attached as Exhibit 3.

         On February 26, 2002, Gene Fischer, chairman of the board of directors of the Issuer responded to PCD Investments' Offer Letter (the "Issuer's Response Letter"). Rather than accepting either of the alternatives set forth in the Offer Letter, the Issuer's Response Letter stated that the board of directors did not have an opportunity to meet to consider the Offer Letter but proposed a meeting with PCD Investments at the next board meeting on March 6, 2002.

         On February 27, 2002, PCD Investments responded by letter to Mr. Fischer. A copy of this letter is attached to this filing as Exhibit 4. Although unable to meet on March 6, 2002, PCD Investments will meet with the Issuer earlier if such meeting is to directly negotiate one of PCD Investments' offers. In addition, on February 27, 2002, PCD Investments demanded, under
Section 220 of the Delaware General Corporation Law, a copy of the Issuer's stockholders list.

         The Issuer sent another letter to PCD Investments on March 1, 2002. In such letter the Issuer responds to certain questions asked by PCD Investments and again raises the possibility of implementing "defensive measures." PCD Investments does not believe implementing defensive measures to be in the stockholders' best interests and will oppose the Issuer's attempt to implement such measures. The Issuer's letter has been previously publicly filed.

         Attached as Exhibit 5 is a letter dated March 5, 2002, from PCD Investments to the Issuer. In this letter, PCD Investments reiterates its inability to meet with the Issuer on March 6 and discusses certain concerns with the current board of directors and shareholder value.

         In conjunction with PCD Investments' attempt to gain control of the Issuer, PCD Investments intends to elect or appoint new members of the board of directors of the Issuer and potentially to prepare a proxy statement to be delivered to the shareholders of the Issuer in conjunction with the Issuer's next annual stockholders meeting. In addition, although no specific proposals have been finalized, PCD Investments may in the future propose certain changes to the articles of incorporation and bylaws of the Issuer making such documents more favorable to the shareholders and potentially allowing transactions maximizing shareholder value. If the Issuer enters into a proposed negotiated transaction with PCD Investments as set forth in the Offer Letter or if PCD Investments completes its potential tender offer, PCD Investments may ultimately cause the Common Stock of the Issuer to be delisted from the American Stock Exchange and terminate its registration under the Securities Exchange Act of 1934. PCD Investments may also take positions or make proposals with respect to other potential changes in the operations, management or capital structure of the Issuer. Any of such

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 7 of 9 Pages
---------------------                                          -----------------

positions or proposals may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------

When it becomes available, stockholders should read the tender offer statement on Schedule TO (including a "going-private" Transaction Statement) filed with the Securities and Exchange Commission by PCD Investments, LLC as it will contain important information about the tender offer. When it becomes available, stockholders can obtain such tender offer statement on Schedule TO for free from the U.S. Securities and Exchange Commission's website at http://www.sec.gov or from PCD Investments by directing a request to PCD Investments LLC, 1871 Folsom Street, Suite 106, Boulder, CO 80302.

--------------------------------------------------------------------------------

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) PCD Investments is the direct beneficial owner of 1,863,809 shares of Common Stock, representing approximately 14.99% of the voting power of the outstanding Common Stock based upon 12,427,696 shares of Common Stock outstanding as of November 12, 2001, as set forth in the Issuer's 10-QSB filed on November 14, 2001. By virtue of the relationships described under Item 2 of this Statement, Jacobs and Weissmann may be deemed to share indirect beneficial ownership of the shares of Common Stock directly owned by PCD Investments.

         (b) PCD Investments has the power to vote or direct the vote, and the power to dispose or direct the disposition, of 1,863,809 shares of Common Stock. By virtue of the relationships described in Item 2, Jacobs and Weissmann may be deemed to have the indirect power to vote or direct the vote, and the power to dispose of or direct the disposition, of the shares of Common Stock held by PCD Investments.

         (c) No transactions in the Issuer's securities have occurred by PCD Investments since its most recently filed amendment to Schedule 13D.

         (d) No one other than PCD Investments is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it.

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 8 of 9 Pages
---------------------                                          -----------------

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or operating arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement of the Reporting Persons to the filing of this Statement on behalf of each of them.

         Exhibit 2 Letter to the Issuer's Board of Directors from PCD Investments dated February 21, 2002, relating to potential tender offer and proposed acquisition of outstanding shares of the Issuer.

         Exhibit 3         Press Release of PCD Investments dated February 21,
                           2002.

         Exhibit 4 Letter to the Issuer from PCD Investments dated February 27, 2002.

         Exhibit 5         Letter to the Issuer from PCD Investments dated
                           March 5, 2002.

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 9 of 9 Pages
---------------------                                          -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: March 6, 2002


                                        PCD INVESTMENTS, LLC


                                        By:           /s/ Eric A. Weissmann
                                           -------------------------------------
                                                 Eric A. Weissmann, President



                                                       /s/ Gary M. Jacobs
                                        ----------------------------------------
                                        Gary M. Jacobs



                                                        /s/ Eric A. Weissmann
                                        ----------------------------------------
                                        Eric A. Weissmann

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

  1 Agreement of the Reporting Persons to the filing of this Statement on behalf of each of them.

  2         Letter to the Issuer's Board of Directors from PCD Investments dated
            February 21, 2002, relating to potential tender offer and proposed acquisition of outstanding shares of the Issuer.

  3         Press Release of PCD Investments dated February 21, 2002.

  4         Letter to the Issuer from PCD Investments dated February 27, 2002.

  5         Letter to the Issuer from PCD Investments dated March 5, 2002.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to this Amendment No. 7 to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of PlanetCAD Inc. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 6th day of March, 2002.

                                        PCD INVESTMENTS, LLC


                                        By:           /s/ Eric A. Weissmann
                                           -------------------------------------
                                                 Eric A. Weissmann, President



                                                   /s/ Eric A. Weissmann
                                        ----------------------------------------
                                        Eric A. Weissmann



                                                   /s/ Gary M. Jacobs
                                        ----------------------------------------
                                        Gary M. Jacobs

                                                                       EXHIBIT 2


PCD Investments, LLC
1871 Folsom Street, Suite 106
Boulder, CO 80302
Tel (303) 526-7636
Fax (303) 526-2825


February 21, 2002


Board of Directors
PlanetCAD Inc.
2520 55th Street
Suite 200
Boulder, CO 80301

Gentlemen:

PCD Investments, LLC is the largest stockholder of PlanetCAD Inc. (the "Company"). Today we filed an amendment to our Schedule 13D with the U.S. Securities and Exchange Commission disclosing our current ownership of 1,863,809 shares of Company common stock.

On February 11, 2002, we had an informal discussion with two of your directors, Mr. Fischer and Mr. Gill, to explore the willingness of the Company's Board of Directors (the "Board") to consider a "going private" transaction sponsored by the principals of PCD Investments, LLC. We appreciate these directors making time for this communication.

Based upon our phone call with Mr. Fischer on February 15, 2002, we understand that the Board does not wish to consider any offer which, if accepted, would reduce the amount of Company cash available to fund operations. We are disappointed by the conclusion expressed to us on this matter and further believe that the Board's decision is not in the Company's best interests because
(a) the Company is not presently assured of adequate capital resources through the date it begins to generate consistent, positive cash flow, if ever; (b) the Company is more likely to successfully raise additional capital as a privately held firm; and (c) the Company stockholders should be given the opportunity to choose between obtaining immediate liquidity, or continuing to bear the risk that the Company will be unable to obtain all needed financing.

In light of the Board's decision, this letter is provided to inform you that unless one of the two options set forth below is agreed to by the Board we intend to promptly initiate a tender offer for all of the Company's outstanding stock at $0.26 per share, a 53% premium over yesterday's closing price. We believe most stockholders will welcome the opportunity to obtain liquidity for their shares at this attractive premium.

As you are aware, this tender offer imposes significant costs and risks on the offeror. These costs and risks are reflected in the price offered to Company stockholders. We are writing to propose two alternatives, either of which would be in lieu of the tender offer as planned, for the

Board to consider. Should the Board agree to either option, we are prepared, as set forth below, to increase the value to be paid to Company stockholders.

                      OPTION I - GOING PRIVATE TRANSACTION

It remains our preference to complete a Board-recommended transaction with the Company. Therefore, we hereby propose a "going private" transaction where a new entity (hereinafter "NewCo") formed by the principals of PCD Investments, LLC acquires in a merger transaction all of the outstanding common stock of the Company in return for a right to receive consideration selected by each stockholder consisting of either cash or restricted NewCo securities.

The transaction we are proposing would provide an opportunity for stockholders desiring liquidity to sell their shares at a significant premium to the current market price, while permitting certain stockholders to retain an investment in the successor to the Company in lieu of the cash payment.

Specifically, each Company stockholder would have the right to make an election to receive for each share of Company Common Stock owned by the investor, either
(a) $0.30 in cash, or (b) one share of NewCo Series A Preferred Stock (see Exhibit A, attached, for the terms of the Preferred Stock). NewCo intends to be a private company; this exchange offer will be structured so the issuance of the new preferred securities is exempt from federal securities law registration requirements under Regulation A (or another available exemption), and these NewCo shares will be illiquid, contain transfer restrictions, and will not be listed on a stock exchange. As a result, option (b) will only be available to the first 250 stockholders who submit an election to receive it, and may not be available to residents of certain states. Stockholders who fail to make an election, or are not qualified for such election, will be deemed to have selected option (a). If no stockholders desire to receive Preferred Stock, of if the Board does not wish to make option (b) available, we are also willing to purchase 100% of the outstanding Common Stock of the Company for $0.30 per share in cash.

This offer is subject only to stockholder approval, limited due diligence, execution of a definitive merger agreement between NewCo and the Company approved by the Company's Board, and satisfaction of any State and Federal legal or regulatory requirements.

Upon completion of the merger, NewCo's plan would be to continue with the launch of the new SCS/Envoy product lines while monitoring the product's market acceptance against detailed milestones. We would also seek to establish partnerships and strategic relationships between NewCo and other industry participants to assist NewCo in overcoming the distribution and other obstacles that have limited the success of the Company and other small, independent software companies.

The principals of PCD Investments LLC have extensive experience in addressing the strategic needs of companies like PlanetCAD. Eric Weissmann has over 20 years of experience in the software industry. He founded Decisioneering, Inc., a profitable, Denver-based developer of risk analysis software. Decisioneering has been ranked on the Deloitte & Touche Technology Fast

50 list of the fastest-growing technology companies in Colorado for four consecutive years. Gary Jacobs has a 30-year track record of creating shareholder value through arranging financings and strategic transactions. Most recently, he was Executive Vice President of Corporate Express, Inc., a rapidly-growing $5 billion distributor of office products, software, and other corporate consumables which was acquired by Buhrmann, N.V. for $2.3 billion in 1999.

We and our advisors believe that the Company's unaffiliated stockholders will support this proposal when submitted to them for approval. For stockholders desiring liquidity, it provides more than a 76% premium to the Company's current market value (based on yesterday's closing price). Stockholders who elect to receive NewCo Preferred Stock will potentially benefit from

         (a) the addition to the board of new, highly experienced major stockholders (including Eric Weissmann and Gary Jacobs);

         (b) the ability of NewCo to operate as a private company without the costs, public reporting requirements, potential liabilities, fund raising limitations and other disadvantages of being a public entity; and

         (c) the liquidation preference, board seat election rights and other privileges obtained by exchanging Common for Preferred Stock.

We believe this proposal addresses the Company's concerns regarding our previous offer (dated December 4, 2001) to purchase the Company as expressed by the Company in Mr. Bracking's letter of December 5, as well as in several of the Company's public statements. This proposal also offers the Board an opportunity to increase the price to be paid to Company stockholders from $0.26 under our planned tender offer to $0.30 under this proposal. This increase represents a 15% improvement in stockholder value.

Our proposal is a superior financial and strategic alternative to the existing status and we are prepared to meet with the Company's directors, or their representatives, to immediately conclude the definitive agreements required to complete this transaction and to prepare the related stockholder approval materials.

               OPTION II - STOCKHOLDER VALUE ENHANCEMENT AGREEMENT

As indicated above, absent an agreement with the Company, we intend to initiate a tender offer for all of the Company's shares at $0.26 per share. However, we are also prepared to enter into a "Stockholder Value Enhancement Agreement" with the Company, which, if agreed, will enable us to increase the price of this prospective tender offer while still permitting stockholders to determine if they wish to tender their shares or to retain their investment. The agreement would provide as follows:

         (a) PCD Investments will increase the price for a tender offer for the Company's stock to $0.28 per share;

         (b) the Board consents to the transaction, as contemplated by the provisions of Section 203 of the Delaware General Corporation Law, with respect to any shares acquired by PCD Investments in the tender offer;

         (c) the Board agrees that in the event the number of shares tendered is sufficient to make PCD Investments, together with its affiliates, the Company's majority stockholder, it will promptly take whatever action is necessary to reconstitute the Board so that our nominees comprise a majority; and

         (d) the Company agrees not to take any action to oppose the tender offer.

This course of action would allow the Board to take an action which increases the value received by stockholders in the event our tender offer is successful by approximately 8%, while leaving the ultimate decision to accept our tender offer in the hands of each Company stockholder.

We are prepared to meet with you or your representatives immediately to conclude either of these alternative proposals. Due to the need to act quickly to preserve stockholder value we request that the Board promptly review the options set forth above and respond to the undersigned by no later than next Monday (February 25, 2002) so that a definite course of action may be finalized.

We look forward to discussing these alternatives with you at your earliest convenience. Thank you for your consideration.

Sincerely,

PCD INVESTMENTS, LLC


Eric Weissmann
President


--------------------------------------------------------------------------------
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of PlanetCAD Inc. When it becomes available, stockholders should read the tender offer statement on Schedule TO (including a "going-private" Transaction Statement) filed by PCD Investments, LLC as it will contain important information about the tender offer. When it becomes available, stockholders can obtain such tender offer statement on Schedule TO for free from the U.S. Securities and Exchange Commission's website at www.sec.gov or from PCD Investments by directing a request to PCD Investments LLC, 1871 Folsom Street, Suite 106, Boulder, CO 80302.
--------------------------------------------------------------------------------

                                    EXHIBIT A
            NEWCO SERIES A PREFERRED STOCK ("PREFERRED STOCK") TERMS

Preferred Type:                                         Zero (0%) Coupon Preferred

Liquidation Preference:                                 $0.30 per share

Voting Rights (Election of Directors):                  Except as noted below, each share of Preferred
                                                        Stock will have one vote.

                                                        If at least four million shares of Preferred Stock
                                                        are outstanding, the holders of Preferred Stock
                                                        will vote as a class to elect two (of five)
                                                        directors.

                                                        If at least 1.5 million shares, but less than four
                                                        million shares of Preferred Stock are outstanding,
                                                        the holders of Preferred Stock will vote as a
                                                        class to elect one (of four) directors.

                                                        If fewer than 1.5 million shares of Preferred
                                                        Stock are outstanding, the holders of Preferred
                                                        Stock will vote together with the holders of
                                                        Common Stock in elections of directors. In such
                                                        case there will be three directors.

Voting Rights (Other Questions):                        Each share of Preferred Stock will have one vote.
                                                        Holders of Preferred Stock will vote together with
                                                        the holders of Common Stock and have no class
                                                        voting rights (except as noted above and by
                                                        applicable law).

Capitalization of NewCo:                                Immediately prior to the merger with the Company,
                                                        NewCo will have no more than five million shares
                                                        of common stock outstanding, and NewCo will own at
                                                        least 1.8 million shares of Company Common Stock.

Board of Directors:                                     The board of directors will consist of three
                                                        directors elected by all holders of Common Stock,
                                                        voting as a class, plus any directorships
                                                        allocated to the holders of Preferred Stock. If no
                                                        directors are allocated to the holders of
                                                        Preferred Stock, the holders of Preferred Stock
                                                        will vote with the holders of Common Stock in
                                                        electing directors. Initial directors will include
                                                        Eric Weissmann and Gary Jacobs.

Liquidity Events:                                       In the event of a sale of NewCo, a public offering
                                                        of NewCo shares, or if another liquidity event
                                                        shall occur with respect to NewCo, each share of
                                                        Series A Preferred Stock shall be automatically
                                                        converted to one share of common stock, subject to
                                                        adjustments for stock splits and other
                                                        recapitalizations.

                                                                       EXHIBIT 3

                   [CARL THOMPSON ASSOCIATES, INC. LETTERHEAD]



For Immediate Release: February 21, 2002

CONTACT: Gregory B. Powell, CFA, Senior Vice President, greg@ctaonline.com Chuck Beck, Media Relations Specialist, chuck@ctaonline.com
              Carl Thompson Associates, Inc.
              303-665-4200


     PCD INVESTMENTS, LLC MAKES NEW OFFER TO ACQUIRE PLANETCAD; UNSOLICITED
        TENDER OFFER PLANNED IF REJECTED BY PLANETCAD BOARD OF DIRECTORS

Boulder, Colo. - PCD Investments, LLC today offered to acquire all the outstanding shares of PlanetCAD Inc. (AMEX: PCD), under a unique structure whereby most current stockholders could choose between selling their shares for $0.30 per share in cash or taking restricted securities in a new privately held company to be managed under PCD Investments' oversight.

"We believe this is a very innovative method of taking a struggling company private and giving it new life. It gives stockholders a choice between liquidity at a 76% market premium, or continuing their involvement with the company," said Eric Weissmann, president of PCD Investments.

"Upon completion of the going private transaction, the new company would continue with the launch of the SCS/Envoy product lines while carefully monitoring the return on investment," Weissmann said. "With our industry contacts, we would also seek to establish partnerships and strategic relationships between the new company and other industry participants to assist in overcoming the distribution obstacles that have limited the success of PlanetCAD and other small, independent software companies."

                                    - more -

If the above proposal is rejected by the PlanetCAD board of directors, PCD Investments intends to initiate an unsolicited tender offer for all of PlanetCAD's outstanding shares at $0.26 per share.

"However, we are also prepared to enter into a 'Stockholder Value Enhancement Agreement' with the company, which, if agreed, will enable us to increase the price of a prospective tender offer while still permitting stockholders to determine if they wish to tender their shares or to retain their investment in PlanetCAD," explained Weissmann.

Under this agreement, PCD Investments would increase the price for a tender offer from $0.26 to $0.28 per share for PlanetCAD common stock. The PlanetCAD board of directors would be required to consent to this transaction. The PlanetCAD board of directors would also agree that in the event the number of shares tendered is sufficient to make PCD Investments PlanetCAD's majority stockholder, the company will take whatever action is necessary to reconstitute the Board so that PCD Investments' nominees comprise a majority. PlanetCAD would also agree not to take any action to oppose the tender offer.

This new proposal with the two options is detailed in PCD Investments' latest amended Schedule 13D filed today with the Securities and Exchange Commission (see www.sec.gov). With 1,863,809 common shares of PlanetCAD owned by PCD Investments, it is the largest stockholder of PlanetCAD, representing 14.99% of PlanetCAD's 12.4 million total outstanding shares. PCD Investments, LLC, is a private company based in Boulder, Colo.

                                       ###

--------------------------------------------------------------------------------
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of PlanetCAD Inc. When it becomes available, stockholders should read the tender offer statement on Schedule TO (including a "going-private" Transaction Statement) filed by PCD Investments, LLC as it will contain important information about the tender offer. When it becomes available, stockholders can obtain such tender offer statement on Schedule TO for free from the U.S. Securities and Exchange Commission's website at www.sec.gov or from PCD Investments by directing a request to PCD Investments LLC, 1871 Folsom Street, Suite 106, Boulder, CO 80302.
--------------------------------------------------------------------------------

                                                                       EXHIBIT 4

                      [On PCD Investments, LLC Letterhead]

Gene Fischer
Chairman, PlanetCAD Inc.
c/o Capstone Ventures
3000 Sand Hill Road Bldg 1, Suite 290
Menlo Park, CA 94025

Dear Mr. Fischer:

         I received your letter dated February 26, 2002. I am pleased that PlanetCAD's Board of Directors intends to carefully consider our offer, but I am disappointed you were unable to convene even a telephonic meeting to discuss such a material event facing the company. It seems a bit ironic that you could have rejected our initial offer on December 5, 2001, after merely one day of consideration, but are unable to produce a meaningful response under these circumstances.

         Unfortunately, we are unable to meet on March 6, 2002, but we are available and would prefer to meet sooner, even if a portion of the Board must do so telephonically. We suggest the afternoon of February 28 or sometime on March 1 or 2, 2002. As you know, we have had several discussions where we explained our position and you had the opportunity to ask questions of us, so we are not entirely sure what is to be gained by yet another meeting. However, on the understanding that the purpose of any meeting is to negotiate the terms of our offer and to discuss questions related to such offer, we look forward to meeting with authorized representatives of the Board. In anticipation of such meeting, we would like a more detailed list of questions you would like answered for the Board to make a decision, and an explanation of the conditions on which the company would and would not be willing to proceed with one of the potential transactions we previously outlined. Additionally, please identify who has been retained as the company's financial advisor and the scope of their engagement.

         In the meantime, we will delay initiating our intended tender offer, although we will continue our preparation for such event and will begin preparation of a potential proxy solicitation. We are sending to the company today a formal request for a copy of the stockholder list of the company and will soon be delivering to the company information relating to our potential proxy solicitation. Please advise us immediately if authorized representatives of the Board are unable to meet on the terms set forth above in the very near term. In any event, we reserve all rights to proceed with any actions we deem appropriate, including the tender offer previously mentioned.

         Please contact me promptly to arrange a meeting.

                                        Sincerely,


                                        /s/ ERIC A. WEISSMANN

                                        Eric A. Weissmann
                                        President

cc: David Hushbeck
    Whitney Holmes, Esq.

                                                                       EXHIBIT 5

PCD Investments, LLC
1871 Folsom Street, Suite 106
Boulder, CO 80302
Tel    (303) 526-7636
Fax    (303) 526-2825

                                                     March 5, 2002


Eugene J. Fischer
PLANETCAD INC.
2520 55th Street, Suite 200
Boulder, Colorado  80301

         Re:      Letter Dated March 1, 2002

Dear Mr. Fischer:

         This is in response to your letter dated March 1, 2002. We are disappointed PlanetCAD's Board of Directors could not make time last week to meet with us. As previously communicated to you, and as I confirmed yesterday to Mr. Hushbeck, due to prior commitments, we are unavailable to meet with the Board on March 6.

         We are not confident that the Board has the appropriate sense of urgency regarding the company's future, or is best-suited to increase shareholder value. As a result, we believe the company would benefit from a change in the Board's composition so that the company has the additional leadership required to produce increased shareholder value. To that end, we will likely be proposing the nomination of certain persons for election to the Board.

         We also believe that it is not in the shareholders' best interests for PlanetCAD to adopt defensive mechanisms and will oppose any effort to do so. In the meantime, I trust that the Board will evaluate our proposals for a transaction with the company at your upcoming meeting.


                                             Sincerely,


                                             /s/ Gary M. Jacobs
                                             Gary M. Jacobs
                                             Managing Director